UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒              Form 40-F ☐

Results of Golden Heaven Group Holdings Ltd.’s 2023 Extraordinary General Meeting

The 2023 extraordinary general meeting of shareholders (the “Meeting”) of Golden Heaven Group Holdings Ltd. (the “Company”) was held at No. 8 Banhouhaichuan Rd, Xiqin Town, Yanping District, Nanping City, Fujian Province, China 353001, on August 11, 2023, at 9:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/GDHG2023, pursuant to notice duly given.

At the close of business on July 14, 2023, the record date for the determination of shareholders entitled to vote at the Meeting, there were 51,750,000 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 50,059,601 ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	as an ordinary resolution, the increase of the Company’s authorised share capital from US$50,000 divided into 500,000,000 ordinary shares of par value US$0.0001 each, to US$200,000 divided into 2,000,000,000 ordinary shares of par value US$0.0001 each (“Resolution One”);

2.	as a special resolution, the re-designation and re-classification of shares of the Company that: (a) the currently issued 51,750,000 ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into Class A ordinary shares of par value US$0.0001 each with 1 vote per share (the “Class A Ordinary Shares”) on a one for one basis, and (b) the remaining authorised but unissued ordinary shares of par value of US$0.0001 each in the Company be and are re-designated and re-classified into (i) 1,748,250,000 Class A Ordinary Shares on a one for one basis and (ii) 200,000,000 Class B ordinary shares of par value US$0.0001 each with 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis (“Resolution Two”);

3.	as a special resolution, the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company as set forth in Appendix A to the meeting notice, in substitution for the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (“Resolution Three”); and

4.	as a special resolution, that 10,000,000 Class A Ordinary Shares held by JINZHENG INVESTMENT CO PTE. LTD. be repurchased out of the proceeds of the fresh issuance of 10,000,000 Class B Ordinary Shares to JINZHENG INVESTMENT CO PTE. LTD. made for the purposes of the repurchase, and such issuance of 10,000,000 Class B Ordinary Shares to JINZHENG INVESTMENT CO PTE. LTD. be made for the purposes of the repurchase (“Resolution Four”).

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution One	50,000,385	59,216	0
2	Resolution Two	50,000,385	59,216	0
3	Resolution Three	50,000,385	59,216	0
4	Resolution Four	50,000,385	59,216	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: August 11, 2023	By:	/s/ Qiong Jin
	Name:	Qiong Jin
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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